UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BLUE OWL CREDIT INCOME CORP.
(Name of Subject Company (Issuer))
BLUE OWL CREDIT INCOME CORP.
(Names of filing Person (Offeror and Issuer))

Class S Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120V101
(CUSIP Number of Class of Securities)
Class D Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120V200
(CUSIP Number of Class of Securities)
Class I Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120V309
(CUSIP Number of Class of Securities)
Jonathan Lamm
Chief Financial Officer and Chief Operating Officer
Blue Owl Credit Income Corp.
399 Park Avenue New York, NY 10022
(212) 419-3000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Kristin H. Burns
Nicole M. Runyan, P.C.
William J. Tuttle, P.C.
Kirkland & Ellis LLP
601 Lexington Ave.
New York, NY 10022
(212) 446-4800

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Blue Owl Credit Income Corp. (the “Company,” “OCIC,” “our,” “we,” or “us”), an externally-managed closed-end management investment company that has made an election to be regulated as a business development company under the Investment Company Act of 1940, as amended (“1940 Act”), and that is incorporated in Maryland. We are offering to purchase up to 101,609,217 shares of our issued and outstanding Common Stock. This amount represents 5.00% of the aggregate number of the Company’s shares outstanding as of June 30, 2026. The term “Shares” as used herein refers only to those shares of our Class S common stock, par value $0.01 per share, Class D common stock, par value $0.01 per share, and Class I common stock, par value $0.01 per share (each, a class of “Common Stock”) that are eligible to be repurchased. Purchases will be made upon the terms and subject to the conditions described in the Offer to Purchase, dated August 26, 2026 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit 99(a)(1)(B), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed herewith as Exhibit 99(a)(1)(C). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The information contained in the Offer to Purchase and the Letter of Transmittal, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.
ITEM 1.SUMMARY TERM SHEET.
The information under the heading “Summary Term Sheet” included in the Offer to Purchase is incorporated herein by reference.
ITEM 2.SUBJECT COMPANY INFORMATION.
(a) Name and Address. The name of the issuer is Blue Owl Credit Income Corp. The address and telephone number of the issuer’s principal executive offices are: 399 Park Avenue, New York, New York 10022 and 1-833-OWL-LINE.
(b) Securities. The subject securities are Class S, Class D, and Class I shares of the Company’s Common Stock. As of August 25, 2026, there were approximately 2,053,442,313 shares of Common Stock issued and outstanding, which included approximately 665,443,183, 42,410,196 and 1,345,588,934 shares of Class S, Class D, and Class I shares, respectively.
(c) Trading Market and Price. There is no established trading market for the Company’s Common Stock.
ITEM 3.IDENTITY AND BACKGROUND OF FILING PERSON.
(a) Name and Address. The filing person and subject company to which this Schedule TO relates is Blue Owl Credit Income Corp. The address and telephone number of the Company are set forth under Item 2(a) above. The names of the directors and executive officers of the Company are as set forth in the Offer to Purchase under the heading “Section 9—Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of the Company are c/o Blue Owl Credit Income Corp., 399 Park Avenue, New York, New York 10022 and 1-833-OWL-LINE.
ITEM 4.TERMS OF THE TRANSACTION.
(a) Material Terms. The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Section 1— Applicable Purchase Price; Number of Shares; Expiration Date,” “Section 2—Purpose of the Offer; Plans or Proposals of the Company,” “Section 3—Certain Conditions of the Offer,” “Section 4—Procedures for Tendering Shares,” “Section 5—Withdrawal Rights,” “Section 6—Payment for Shares,” “Section 7—Source and Amount of Funds,” “Section 9—

Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares,” “Section 13—Certain United States Federal Income Tax Consequences,” and “Section 14—Amendments; Extension of Tender Offer Period; Termination.” There will be no material differences in the rights of the remaining security holders of the Company as a result of this transaction.
(b) Purchases. None of our directors or executive officers intend to tender any of their Shares in the Offer. Therefore, if Shares are tendered in the Offer, the Offer will increase the proportional holdings of our directors and executive officers. See “Section 10—Certain Effects of the Offer” of the Offer to Purchase.
ITEM 5.PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e) Agreements Involving the Subject Company’s Securities. Information regarding agreements involving the Company’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 9—Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares.” Except as set forth therein, the Company does not know of any agreement, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable), between the Company, any of its executive officers or directors, any person controlling the Company or any executive officer or director of any corporation ultimately in control of the Company and any other person with respect to the Company’s securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).
ITEM 6.PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) Purposes. Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Plans or Proposals of the Company.”
(b) Use of Securities Acquired. Information regarding the treatment of Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 10—Certain Effects of the Offer.”
(c) Plans. Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Plans or Proposals of the Company.”
ITEM 7.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) Source of Funds. Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 7—Source and Amount of Funds.”
(b) Conditions. There are no material conditions to the financing discussed in paragraph (a) above. In the event the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.
(d) Borrowed Funds. Information regarding borrowed funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 7—Source and Amount of Funds.”
ITEM 8.INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) Securities Ownership. The information under the heading “Section 9—Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions. The information under the heading “Section 9—Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
ITEM 9.PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) Solicitations or Recommendations. The information under the headings “Important Information,” “Summary Term Sheet,” and “Section 1— Applicable Purchase Price; Number of Shares; Expiration Date” in the Offer to Purchase is incorporated herein by reference.
ITEM 10.FINANCIAL STATEMENTS.
(a) Financial Information. The audited annual financial statements of the Company as of December 31, 2025 filed with the SEC on EDGAR on March 3, 2026 are incorporated herein by reference. The Company will prepare and transmit to shareholders the audited annual financial statements of the Company within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.
(b) Pro Forma Financial Information. Not applicable.
ITEM 11.ADDITIONAL INFORMATION.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
(1) The information under the heading “Section 12—Additional Information” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.
(a)(2) The information under the heading “Section 12—Additional Information” in the Offer to Purchase is incorporated herein by reference.
(a)(3) Not applicable.
(a)(4) Not applicable.
(a)(5) None.
(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits 99(a)(1)(B) and 99(a)(1)(C), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.
ITEM 12.EXHIBITS.
99(a)(1)(A) Cover Letter to Offer to Purchase
99(a)(1)(B) Offer to Purchase, dated August 26, 2026
99(a)(1)(C) Letter of Transmittal
99(a)(1)(D) Tender Cancellation Request
99(a)(1)(E) Acceptance Letter
99(a)(1)(F) Form of Note
99(a)(1)(G) Public Website
99(a)(1)(H) Tender Amount Update Request
EX-FILING FEES Calculation of Filing Fees Table

ITEM 13.INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

EXHIBIT INDEX
99(a)(1)(A) Cover Letter to Offer to Purchase
99(a)(1)(B) Offer to Purchase, dated August 26, 2026
99(a)(1)(C) Letter of Transmittal
99(a)(1)(D) Tender Cancellation Request
99(a)(1)(E) Acceptance Letter
99(a)(1)(F) Form of Note
99(a)(1)(G) Public Website
99(a)(1)(H) Tender Amount Update Request
EX-FILING FEES Calculation of Filing Fees Table

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 26, 2026

BLUE OWL CREDIT INCOME CORP.

By:	/S/ Jonathan Lamm
	Name:	Jonathan Lamm
	Title:	Chief Financial Officer and Chief Operating Officer